COMBINED FINANCIAL STATEMENTS

PPW Productions, LLC | Power of a Praying Wife Movie, LLC

December 31, 2024, 2023, 2022, and 2021

Together with

INDEPENDENT AUDITORS' REPORT



668 E 12225 S #104
Draper, UT 84020
Phone: 801-750-0605
Fax: 801-326-4730

INDEPENDENT AUDITORS' REPORT

Brittany Yost, Owner/Manager
PPW Productions, LLC &
Power of a Praying Wife Movie, LLC

Report on the Financial Statements

Opinion

We have audited the combined financial statements of PPW Productions, LLC and Power of a Praying Wife Movie, LLC which comprise the balance sheets for the years ended December 31, 2024, 2023, 2022 and 2021 and the related statement of cash flows and owners' equity for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the combined financial position of PPW Productions, LLC and Power of a Praying Wife Movie, LLC as of December 31, 2024, 2023, 2022, and 2021 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of PPW Productions, LLC and Power of a Praying Wife Movie, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PPW Productions, LLC and Power of a Praying Wife Movie, LLC's ability to continue as a going concern for one year after the date that the financial statements are issued.



668 E 12225 S #104
Draper, UT 84020
Phone: 801-750-0605
Fax: 801-326-4730

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PPW Productions, LLC and Power of a Praying Wife Movie, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about PPW Productions, LLC and Power of a Praying Wife Movie, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Mellor and Associates

Draper, Utah

January 23, 2025]

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
Combined Balance Sheet
For the years ended December 31, 2024, 2023, 2022 and 2021

	2024	2023	2022	2021
ASSETS				
Current Assets				
Cash and Cash Equivalents	$ 126,321	$ 1,190	$ 1,877	$ 24,325
Related entity receivables	12,000	-	-	-
Film Production Costs	283,149	125,533	72,471	61,183
Other deferred costs	65,330	10,327	10,202	4,042
Total Current Assets	486,800	137,050	84,550	89,550
Intangible Assets	20,000	20,000	10,000	-
TOTAL ASSETS	$ 506,800	$ 157,050	$ 94,550	$ 89,550
LIABILITIES AND OWNERS' EQUITY				
Liablities				
Notes Payable, net of current portion	$ -	$ 150,250	$ 87,750	$ 87,750
Total Liabilities	-	150,250	87,750	87,750
Owners' Equity				
Owners' Equity	6,800	6,800	6,800	1,800
Preferred Units Equity	500,000	-	-	-
Retained Earnings	-	-	-	-
Total Owners' Equity	506,800	6,800	6,800	1,800
TOTAL LIABILTIES AND OWNERS' EQUITY	$ 506,800	$ 157,050	$ 94,550	$ 89,550

The accompanying Notes to Financial Statements are integral to the presentation of these financial statements.

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
Combined Statement of Cash Flows
For the years ended December 31, 2024, 2023, 2022 and 2021

	2024	2023	2022	2021
Cash flows from operating activities:				
Net Income	$ -	$ -	$ -	$ -
Adjustments to reconcile net income to net cash provided by:				
Increase in:				
Related entity receivables	(12,000)	-	-	-
Film production costs	(157,616)	(53,062)	(11,288)	(61,183)
Other deferred costs	(55,003)	(125)	(6,160)	(4,042)
Net cash used by operating activities	(224,619)	(53,187)	(17,448)	(65,225)
Cash flows used in investing activities:				
Purchase of Intangbiles assets	-	(10,000)	(10,000)	-
Net cash used in investing activities	-	(10,000)	(10,000)	-
Cash flows provided by (used in) financing activities:				
Proceeds from owners	-	-	5,000	1,800
Proceeds from preferred units equity	500,000	-	-	-
Debt financed through notes payable	-	62,500	-	87,750
Repayments of notes payable	(150,250)	-	-	-
Net cash provided by financing activities	349,750	62,500	5,000	89,550
Net change in cash	125,131	(687)	(22,448)	24,325
Cash and cash equivalents at beginning of year	1,190	1,877	24,325	-
Cash and cash equivalents at end of year	$ 126,321	$ 1,190	$ 1,877	$ 24,325
Supplemental disclosure of cash flow information:				
Cash paid for interest	$ 41,750	$ -	$ -	$ -

The accompanying Notes to Financial Statements are integral to the presentation of these financial statements.

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
Combined Statement of Owners' Equity
For the years ended December 31, 2024, 2023, 2022 and 2021

	2024	2023	2022	2021
Owners' Equity				
Balance January 1,	$ 6,800	$ 6,800	$ 1,800	$ -
Owners' investment	-	-	5,000	1,800
Balance End of Period	6,800	6,800	6,800	1,800
Preferred Units				
Balance January 1,	-	-	-	-
Owners' investment	500,000	-	-	-
Balance End of Period	500,000	-	-	-
TOTAL EQUITY	$ 506,800	$ 6,800	$ 6,800	$ 1,800

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023, 2022 and 2021

Note 1 - Description of the Organization

Organization – PPW Productions LLC, is a Limited Liability Company that was organized on September 16, 2024, in the state of Louisiana by the group's owner and manager Broken Things Productions, LLC. PPW Productions, LLC business purpose is to hold and execute key agreements with the film's investors. While Power of a Praying Wife Movie, LLC, is a Limited Liability Company that was organized on March 16, 2021, in the state of Louisiana by the group's owner and manager Broken Things Productions, LLC. and is the operational group responsible for film production and managing the day-to-day operations, including the development and production of the film. Together for reference within these financial statements the Combined Group of PPW Productions, LLC and Power of a Praying Wife, LLC may be referred to as ("PPW, or the "Company", or the "Group").

The Acronym PPW stands for "The Power of a Praying Wife" which is an incredible true story of best-selling author Stormie Omartian, "a young ambitious actress, navigating a path filled with career setbacks and a tumultuous marriage" who lived in Hollywood California in the 1970's. This intellectual property and its associated rights for this literary work was under negotiation on May 6, 2021, and the production rights sale agreement was consummated on March 11, 2022.

Rights: PPW obtained the following rights as a result of its execution of the purchase agreement between the group and the author: "all rights, title, and interest in and to the property, including without limitation, the right to develop, produce, distribute, and otherwise exploit any number of motion picture, television, live stage, or other audiovisual productions (and prequals, sequels, spin-offs and remakes of the foregoing) all based on the property intended for exploitation in any medium and delivery by any means or medium, now known, or hereafter devised…"

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (US GAAP). There is specific guidance for the film industry is contained in ASC 926 Entertainment Films and is incorporated below.

Statement of Income and Retained Earnings: In Accordance with ASC 926 Entertainment Films, costs are accumulated on the balance sheet until such time as actual revenue occurs. Since the group has not encountered any revenue recognition events to date, there are not any transactions that should be included on the company's statements of income and retained earnings. For this reason, the statement of Income and retained earnings is not included in this financial statement presentation.

Use of Estimates - Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported balances of assets, liabilities, net assets as well as revenue and expenses when estimates are used. Actual results could differ from those estimates.

Film Costs – are reported as a separate asset on the Company's balance sheet. Film Costs are the direct costs associated with physically producing a film, as well as allocations of production overhead and capitalized interest from debt.

Participation Costs - Parties involved in the production of a film may be compensated in part by contingent payments based on the financial results of a film pursuant to contractual formulas (participations) and by contingent amounts due under provisions of collective bargaining agreements (residuals). Such parties are collectively referred to as participants, and such costs are collectively referred to as participation costs. Participations may be given to creative talent, such as actors or writers, or to entities from whom distribution rights are licensed.

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies (continued)

Exploitation Costs – include all direct costs including marketing, advertising, publicity, promotion, and other distribution expenses incurred in connection with the distribution of a film.

Ultimate Revenue – is an estimate of revenue that is expected to be recognized by a group from the exploitation, exhibition, and sale of a film in all markets and territories subject the following limitations:

A. The estimate shall include estimates over a period not to exceed 10 years following the date of the film's initial release.

B. Estimates of revenue shall be included for a market or territory only if pervasive evidence exists that such revenue will occur. Estimates of revenue from newly developing territories shall be included only if an existing arrangement provides persuasive evidence that a group will realize such amounts.

C. Ultimate revenue shall include estimates of revenue from licensing arrangements from third parties only if persuasive evidence exists that such revenue from that arrangement will occur for that particular film (such as a signed contract to receive a non-refundable minimum guarantee or non-refundable advance) or if an group can demonstrate a history of recognizing such revenue from an arrangement.

D. Ultimate revenue shall include estimates of the portion of the wholesale or retail revenue from an group's sale of peripheral items (such as toys and apparel) that is attributable to the exploitation of themes, characters, or other contents related to a particular film only if the group can demonstrate a history of recognizing such revenue from that form of exploitation in similar kinds of films. For example, an group may conclude that the portion of revenue from the sale of peripheral items that it shall include in ultimate revenue is an estimate of what would be recognized by the group if rights for such form of exploitation had been granted under licensing arrangements with third parties. Ultimate revenue shall not, however, include estimates of the entire amount of wholesale or retail revenue from an group's sale of peripheral items.

E. Ultimate revenue shall not include estimates of revenue from unproven or undeveloped technologies.

F. Ultimate revenue shall not include estimates of wholesale promotion or advertising reimbursements to be received from third parties. Such amounts shall be offset against exploitation costs.

G. Ultimate revenue shall not include estimates of amounts related to the sale of film rights for periods after those identified in (A).

Film Costs Amortization – Film costs become subject to amortization when the film is released and begins generating revenue. The Individual-Film-Forecast-Computation-Method is the method used to calculate the amortization cost for each reporting period. The amortized cost is calculated by dividing the current periods actual revenue by the estimated remaining unrecognized ultimate revenue as of the beginning of the current physical year and multiplying the resulting ratio by the unamortized costs.

As a result of uncertainties in the estimating process, actual results may vary from estimates. The group reviews and, when necessary, revises the estimate of ultimate revenue as of each reporting date to reflect the most current available information. If estimates are revised, the group determines a new denominator that includes only the ultimate revenue from the beginning of the fiscal year of change (that is, ultimate revenue changes are treated prospectively as of the beginning of the fiscal year of change).

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies (continued)
Film Costs Amortization (continued)

The numerator (revenue for the current fiscal year) is unaffected by the change. The group shall apply the revised fraction to the net carrying amount of unamortized film costs as of the beginning of the fiscal year, and the difference between expenses determined using the new estimates and any amounts previously expensed during that fiscal year shall be charged or credited to the income statement in the period during which the estimates are revised.

Reporting Cashflows – The Company reports cash outflows for film costs, participation cost, exploitation costs, and manufacturing costs as operating activities in the statement of cash flows, and the group includes the amortization of film costs in the reconciliation of net income to net cash flows from operating activities.

Cash and Cash Equivalents – The Company considers demand deposits and all highly liquid investments purchased with a maturity of three months or less to be cash or cash equivalents. The company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided for future events since access to the Company's cash may be impacted by adverse conditions in the financial markets.

Financial Instruments and Credit Risk - Deposit concentration risk is managed by placing cash, money market accounts, and certificates of deposit with financial institutions believed by the Company to be creditworthy. At times, amounts on deposit may exceed insured limits or include uninsured investments in money market mutual funds. To date, no losses have been experienced in any of these accounts.

The Company maintains its cash in bank deposit accounts which exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per insured bank, for each account ownership category. The Company had no balances in excess of FDIC-insured limits as of December 31, 2024.

Intangible Assets – Productions rights are aggregated at historical cost and begin amortization when the film is release and begins to generate revenue. The life of these assets is based on the life of the film as determined in the Ultimate Revenue calculation not to exceed 10 years.

Long Term Debt – Consists of principal debt obligations payable to creditors over a contracted term. Interest expense related to long term debit is capitalized as film costs.

Income Taxes - The Company is a limited liability company (LLC) under the Internal Revenue Code whereby federal and state income taxes on earnings of the group and related tax credits are the responsibility of the individual shareholder. Therefore, no income tax liability or expense is reflected in the financial statements.

Certain items of income and expense are recognized in different periods for tax and financial accounting purposes. The primary timing differences are the use of accelerated depreciation methods and the use of the accrual basis of reporting for income tax accounting.

Generally accepted accounting principles prescribe a recognition threshold and the measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return and also provides guidance on classification of interest and penalties related to income taxes. Management has not identified any uncertain tax positions as of the financial statement date. The Company recognizes interest accrued related to unrecognized tax benefits in film costs and penalties in administrative expenses. The Company did not recognize interest and penalties for the years ended December 31, 2021, 2022, 2023 or for the period from January 1, 2024, through December 31, 2024.

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023, 2022 and 2021

Note 3 – Related Group Transactions and Balances

The Company is owned by Broken Things Productions, LLC, which is a single member Limited Liability Company owned and managed by Brittany Yost. Brittany through Broken Things Productions, LLC provides management, writing, and directing services for Power of a Praying Wife Productions, LLC, these transactions are recorded on the balance sheet as part of the Film Production costs, additionally Broken Things Productions has fronted administrative costs for the Company which are recorded on the balance sheet as other deferred costs. During the period ended December 31, 2024, the group repaid a loan for $12,000including $2,000 of interest, which was a loan made between Broken Things Productions, LLC and the lender.

The table below presents the impact of related party transactions on the balance sheets:

	2024	2023	2022	2021
Balance Sheet Impact of Related Party Transactions				
Related Party Assets				
Related Entity Receivable	$ 12,000	$ -	$ -	$ -
Film Production Costs	100,827	45,683	29,620	24,620
Other Deferred Costs	21,372	-	-	-
Total assets from related party transactions	134,199	45,683	29,620	24,620
Related Party Owners Equity				
Owner Equity	6,800	6,800	6,800	1,800
Total owners equity from related party transactions	$ 6,800	$ 6,800	$ 6,800	$ 1,800

Note 4 – Film Production Costs

In accordance with ASC 926 Entertainment Film costs are accumulated and recorded as film production costs on the balance sheet. The Film Production Costs were as follows:

	2024	2023	2022	2021
Production Contract Labor	$ 127,097	$ 39,500	$ 11,000	$ 31,000
Production Expenses	30,519	1,062	288	933
Interest Expense	-	12,500	-	29,250
Total Film Production Costs	$ 157,616	$ 53,062	$ 11,288	$ 61,183

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023, 2022 and 2021

Note 4 – Film Production Costs (Continued)

The accumulated Film Production Costs for the period from inception (January 1, 2021) through December 31, 2024, were as follows:

	2024	2023	2022	2021
Production Contract Labor	$ 208,597	$ 81,500	$ 42,000	$ 31,000
Production Expenses	32,802	2,283	1,221	933
Interest Expense	41,750	41,750	29,250	29,250
Total Accumulated Film Production Costs	$ 283,149	$ 125,533	$ 72,471	$ 61,183

Note 5 – Other Deferred Costs

In accordance with ASC 926 Entertainment Film costs are accumulated and recorded as other deferred costs on the balance sheet. The Other Deferred Cost additions were as follows:

	2024	2023	2022	2021
Administrative Expenses	$ 21,372	$ -	$ -	$ -
Legal and Accounting Expense	33,196	-	6,055	3,125
Bank Fees	435	125	105	105
Total Other Deferred Costs	$ 55,003	$ 125	$ 6,160	$ 3,230

The accumulated Other Deferred Costs were as follows:

	2024	2023	2022	2021
Administrative Expenses	$ 21,372	$ -	$ -	$ -
Legal and Accounting Expense	43,188	9,992	9,992	3,937
Bank Fees	770	335	210	105
Total Accumulated Other Deferred Costs	$ 65,330	$ 10,327	$ 10,202	$ 4,042

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023, 2022 and 2021

Note 6 – Intangible Assets

This intellectual property and its associated rights for the "Power of a Praying Wife" literary work was under negotiation on May 6, 2021, and the production rights sale agreement was consummated on March 11, 2022. This purchase option contract calls for option renewals of $10,000 and allows for an additional $10,000 renewal, the option provided the Company the opportunity to purchase the underlying intellectual property at a point in time where the Film becomes commercially viable, the full buyout amount is $100,000. During the year ended December 31, 2023, an extension payment of $10.000 was paid.

The aggregate carrying amounts for the periods indicated are as follows:

	2024	2023	2022	2021
PPW Production Rights	$ 20,000	$ 20,000	$ 10,000	$ -

Note 7 – Preferred Units Equity

On the September 16, 2024, the Company entered into a Preferred Units Equity agreement. The contract provides for 5% of the Company's fully financed equity for an aggregate purchase price of $500,000 and is non-dilutive. The investment is based on a production budget for the film of $7.5 Million. These investment funds are expressly for the use of the development and production of a full-length film tentatively titled "The Power of a Praying Wife: Out of Darkness".

Under terms of the contract the funds' total investment of $500,000 will be considered "Production" funding at the funding will receive a 1.2x (i.e. $600,000 in the aggregate) priority return from the Net Licensing Revenue and Net Guild Revenue of the picture received by the Company. If the film is not distributed the funds priority return will be senior to any other equity investors in the picture from net revenue received by the Company (producer) pursuant to the applicable distribution agreement. After Priority Returns have been distributed to the Fund, the Fund will maintain its ownership in the Company and will be paid its pro rata share of Net Proceeds from the Company once revenues are generated and other equity investors have been paid their 1.2x Priority Return from Net Proceeds.

We note that there are other terms within the agreement and that this note serves only to disclose the major considerations of the contract as provided above, we encourage potential investors to review the fully executed document in its entirety as may be appropriate for investment consideration and proper due diligence.

PPW Productions LLC and
Power of a Praying Wife Movie, LLC
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023, 2022 and 2021

Note 8 – Notes Payable

Debt from notes payable consisted of the following at each period/years ending date:

	2024	2023	2022	2021
Note payable with a one-time simple interest charge of $29,250 capitilized as part of Film Productions Costs, charged at 50% of the $58,500 principal balance when the funds were received, due in full no later than the commencement of principal photography, monthly payments are not required.	$ -	$ 87,750	$ 87,750	$ 87,750
Note payable with a one-time simple interest Charge of $12,500 capitilized as part of Film Productions Costs, charged at 25% of the $50,000 principal balance when the funds were received, due in full no later than the commencement of principal photography, monthly payments are not required.	-	62,500	-	-
Total Notes Payable	$ -	$ 150,250	$ 87,750	$ 87,750

During the period ended December 31, 2024, the Company paid off both notes payable with funds obtained from the issuance of Preferred Units Equity.

Note 9 - Subsequent Events

Subsequent events have been evaluated through January 23rd, 2025 the date that the financial statements were available to be issued, have been reviewed by management and there are no material modifications that should be disclosed to prevent the financial statements from being misleading.